UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2018 RESULTS1,2

Santiago, Chile, August 8, 2018 – CCU announced today its consolidated financial and operating results for the second quarter 2018, which ended June 30, 2018:

•          Consolidated Volumes increased 13.5%. The volume variation per operating segment was as follows:

o   Chile 9.2%

o   International Business 29.3%, including the volumes from the brands that were transfered in the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction3 (the “Transaction”).

o   Wine 1.0%

•          Net sales increased 7.9%, due to 13.5% volume growth, partially offset by 5.0% lower average prices in CLP.

•          EBITDA reached CLP 266,425 million. Excluding the one-time gain from the Transaction4, EBITDA reached CLP 57,490 million, and increase of 29.6%. The Transaction primarily consisted in the transfer of brands and cash in exchange for the early termination of the Budweiser license in Argentina.

EBITDA variation per Operating segment was as follows:

o   Chile 16.2%

o   International Business: Excluding the one-time gain from the Transaction, 876.5%.

o   Wine (27.1)%

•          Net income reached CLP 165,926 million. Excluding the one-time gain from the Transaction4, Net income reached CLP 12,430 million, a 47.0% increase.

•          Earnings per share reached CLP 449.1 per share.

Key figures	2Q18	2Q17	Total change %	YTD18	YTD17	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,806	5,116	13.5	13,415	12,452	7.7
Net sales	372,170	345,043	7.9	844,333	793,728	6.4
Gross profit	185,704	175,513	5.8	450,022	421,771	6.7
EBIT	245,656	22,795	977.7	336,455	101,664	230.9
EBITDA[4]	266,425	44,367	500.5	378,995	144,599	162.1
Net income[4]	165,926	8,455	1,862.4	222,671	55,054	304.5
Earnings per share (CLP)	449.1	22.9	1,862.4	602.6	149.0	304.5

Excluding the one-time gain from the Transaction[4]
EBITDA excluding the one-time gain from the Transaction	57,490	44,367	29.6	170,061	144,599	17.6
Net income excluding the one-time gain from the Transaction	12,430	8,455	47.0	69,175	55,054	25.7

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 2Q18 compared to 2Q17, unless otherwise stated.

3 In the Transaction, CCU Argentina received five brands (Isenbeck, Diosa, Iguana, Norte and Báltica) and the licenses for two brands (Grolsch and Warsteiner). CCU Argentina began to commercialize Isenbeck and Diosa, and ceased to commercialize Budweiser, on May 2, 2018. ABI, through its subsidiaries, continues to produce and commercialize Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina (the “Transition Brands”). The 29.3% volume growth in the International Business Operating segment includes all brands sold by CCU Argentina, as well as the Transition Brands.

4 The net impact of the Transaction on CCU’s consolidated earnings this quarter was a one-time gain of CLP 208,934 million in EBITDA and CLP 153,496 million in Net income.

PRESS RELEASE

COMMENTS FROM THE CEO

In the second quarter of 2018, CCU reported CLP 266,425 million in EBITDA and CLP 165,926 million in Net income, which includes growth from both ongoing operations, as well as a one-time gain from the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction (the “Transaction”) executed this quarter. The Transaction primarily consisted in the transfer of a portfolio of brands3 and cash in exchange for the early termination of the Budweiser license in Argentina. It is worth highlighting that CCU Argentina’s volumes this quarter, including the new brands, continued to deliver double digit growth in the two months following the close of the Transaction, which demonstrates the strength of the CCU Argentina beer brand portfolio without Budweiser and with the new brands. Excluding the one-time gain from the Transaction, consolidated EBITDA reached CLP 57,490 million, an increase of 29.6%, and Net income reached CLP 12,430 million, which represented 47.0% growth. Also excluding the one-time gain from the Transaction, consolidated EBITDA margin increased by 259 bps, from 12.9% to 15.4%, mainly due to greater economies of scale in our Chile and International Business Operating segments and efficiencies from the ExCCelencia CCU program in all of the operating segments.

The net impact of the Transaction on CCU’s consolidated earnings was a one-time gain of CLP 208,934 million in EBITDA and CLP 153,496 million in Net income. This result is explained by the pre-tax cash payment of USD 306 million, the valuation of USD 44 million of the brands received by CCU Argentina and other operating and non-operating effects related to the Transaction. As previously reported, the Transaction also includes pre-tax payments of USD 10 million for the production of Budweiser for the first year, and up to USD 28 million per year, for up to three years, depending on the timing and volume of the transition to CCU Argentina of the production and/or commercialization of the brands Iguana, Norte and Báltica, as well as of the licensed brands Grolsch and Warsteiner.

In the Chile Operating segment, our top-line grew 8.3%, driven by volumes that increased 9.2%, which was partially offset by 0.8% lower prices. The high volume growth was due to favorable weather, positive consumer confidence and marketing initiatives, while we slightly increased market share. The lower average price this quarter was the result of product mix and temporary promotional activities. Gross margin improved by 132 bps, primarily due to cost efficiencies from the ExCCelencia CCU program and the impact of the 6.6% appreciation of the CLP against the USD on our dollar-linked costs. MSD&A expenses as a percentage of Net sales decreased by 54 bps, thanks to efficiencies from the ExCCelencia CCU program and dilution of fixed distribution expenses. As a result, EBITDA grew 16.2%, reaching CLP 43,930 million, and the EBITDA margin expanded by 131 bps, from 18.0% to 19.3%.

In the International Business Operating segment, which includes Argentina, Uruguay and Paraguay, we reported top-line growth of 11.4%, driven by volumes that increased 29.3%3. While all three countries continued to report volume growth, Argentina was, once again, the main driver, with sustained double digit volume growth in each of the three months of the quarter. The average price in CLP declined by 13.8%, explained by the 59.3% depreciation of the ARS against the CLP, given that prices in local currency increased in line with inflation. Our Gross margin decreased by 333 bps, due to the impact of the 48.8% ARS/USD depreciation on our USD-denominated costs, as well as the 18.1% increase in aluminum prices. Our MSD&A expenses as a percentage of Net sales saw a significant 982 bps improvement, primarily due to efficiencies from the ExCCelencia CCU program and fixed expense dilution from increased volumes. Excluding the one-time gain from the Transaction, EBITDA reached CLP 10,880 million, which represented 876.5% growth, and EBITDA margin increased by 1,019 bps, from 1.3% to 11.5%. Although we continue to see positive results from our convenience packaging and diversified brand strategy, we remain cautious regarding the macroeconomic outlook in Argentina.

The Wine Operating segment reported top-line growth of 1.8%, explained by 1.0% higher volumes and 0.7% higher average prices in CLP. The average price in CLP continued to be pressured by the appreciation of the CLP/USD, which impacted our export revenue. Gross margin decreased by 686 bps, from 39.8% to 33.0%, pressured by the 12.2% higher Cost of sales per hectoliter, following the weak 2016 and 2017 harvests. The 2018 harvest yields returned to historical average levels. The Operating segment reported CLP 6,757 million in EBITDA, a 27.1% decrease, with an EBITDA margin of 12.6%, a contraction of 499 bps.

In Colombia, where we have a joint venture with Postobón, our portfolio of international beer brands continues to win over new consumers. We are also making preparations for the introduction of our first mainstream national brand, which we will launch once we have completed construction of our new brewery later this year and secured all of the necessary permits.

In summary, this quarter’s earnings reflect both the accretive Transaction in Argentina, as well as continued growth and efficiencies in our ongoing operations. Over the second half of 2018, CCU will continue to implement our sustainable and profitable growth strategy supported by our strong portfolio of brands, the ExCCelencia CCU program, regional and multicategory synergies and focus on innovation, marketing and sales execution.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 13

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS SECOND QUARTER (Exhibit 1 & 3)

•          Net sales increased 7.9% as a result of 13.5% higher volumes, partially offset by 5.0% lower average prices in CLP. Consolidated volume growth was driven by a 29.3% increase in volumes in the International Business Operating segment, a 9.2% increase in the Chile Operating segment and a 1.0% increase in the Wine Operating segment. The 5.0% lower average price in CLP was primarily explained by the 59.3% depreciation of the ARS against the CLP, which reduced the revenue contribution from Argentina measured in CLP; and to a lesser degree, by the lower average price in the Chile Operating segment.

•          Cost of sales increased 10.0%, mostly due to the 13.5% increase in volume, given that the Cost of sales per hectoliter declined 3.1%. The Chile Operating segment reported a 3.5% decrease in Cost of sales per hectoliter, explained by production and procurement efficiencies, as well as by the 6.6% appreciation of the CLP against the USD, which reduced USD-linked costs. In the International Business Operating segment, the Cost of sales per hectoliter in CLP decreased 7.2%, due to manufacturing efficiencies from increased scale and due to currency translation, partially offset by the impact on USD-denominated costs of the 48.8% depreciation of the ARS/USD, elevated local inflation in Argentina, and also by the 18.1% higher cost of aluminum. In the Wine Operating segment, the increase of 12.2% in the Cost of sales per hectoliter was due to the higher cost of wine, following the weak 2016 and 2017 harvests in Chile.

•          Gross profit reached CLP 185,704 million, an increase of 5.8%, resulting in a 97 bps deterioriation in our Gross margin.

•          MSD&A increased 1.8%, while MSD&A as a percentage of Net sales decreased 250 bps, driven in part by the ExCCelencia CCU program in all of our operating segments. In the Chile Operating segment, MSD&A as a percentage of Net sales decreased by 54 bps, supported also by dilution of fixed distribution expenses. In the International Business Operating segment, logistic efficiencies and scale benefits, due to strong volume growth, also contributed to the 982 bps decrease in MSD&A as a percentage of Net sales. In the Wine Operating segment, MSD&A as a percentage of Net sales decreased 190 bps, from 26.0% to 24.1%.

•          EBIT reached CLP 245,656 million, an increase of 977.7%.

•          EBITDA reached CLP 266,425 million. Excluding the Transaction, CCU delivered CLP 57,490 million in EBITDA, which represents 29.6% growth. The Chile Operating segment reported EBITDA growth of 16.2%. Excluding the Transaction, the International Business Operating segment’s EBITDA reached CLP 10,880 million, which represented 876.5% growth. The Wine Operating segment reported a 27.1% decrease in EBITDA. Excluding the Transaction, our consolidated EBITDA margin improved 259 bps, from 12.9% to 15.4%.

•          Non-operating result improved this quarter, to a gain of CLP 6,786 million compared to a loss of CLP 9,576 million last year, primarily as a result of the Transaction, since USD-denominated assets from this transaction generated Foreign currency exchange differences, which this quarter reached CLP 9,548 million. Other gains/(losses) presented a gain of CLP 2,958 million this quarter, compared to a loss of CLP 1,807 million last year, explained by gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets. Net financial expenses decreased by 72.2% as a result of higher net financial income/(expenses) in the International Business Operating segment.

•          Income tax reached CLP 83,740 million, compared to CLP 1,013 million last year, explained by higher consolidated taxable income, primarily due to the Transaction, and the increase of the First Category Income tax rate in Chile from 25.5% to 27.0%. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by the positive impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the CLP against the USD.

•          Net income reached CLP 165,926 million. Excluding the Transaction, net income increased 47.0%.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 13

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FIRST HALF (Exhibit 2 & 4)

•          Net sales increased 6.4% as a result of 7.7% higher volumes, offset in part by 1.3% lower average prices in CLP. Consolidated volume growth was driven by a 25.1% and 2.6% increase in volumes in the International Business and Chile Operating segments, respectively, partially offset by a volume decrease of 2.6% in the Wine Operating segment. The 1.3% lower average price in CLP was the result of the negative impact of the 48.1% depreciation of the ARS against the CLP.

•          Cost of sales increased 6.0%, mostly due to the 7.7% increase in volume, given that the Cost of sales per hectoliter declined 1.6%. The Chile Operating segment reported a 0.9% decrease in the Cost of sales per hectoliter, explained by production and procurement efficiencies and the 7.4% appreciation of the CLP against the USD, which reduced our USD-denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter decreased by 5.8%, due to manufacturing efficiencies from increased scale and due to currency translation, partially offset by the impact on USD-denominated costs of the 37.2% depreciation of the ARS against the USD, and also partially offset by the 17.4% higher cost of aluminum. In the Wine Operating segment, the increase of 10.7% in the Cost of sales per hectoliter was due to the higher cost of wine, following the weak 2016 and 2017 harvests in Chile.

•          Gross profit reached CLP 450,022 million, an increase of 6.7%, resulting in a 16 bps improvement in our Gross margin.

•          MSD&A increased 2.5%, while MSD&A as a percentage of Net sales decreased 149 bps, partially driven by the ExCCelencia CCU program in all of our Operating segments. In the Chile Operating segment our MSD&A as a percentage of Net sales increased 49 bps, primarily as a result of marketing initiatives in 1Q18. In the International Business Operating segment, logistic efficiencies and scale benefits, due to our strong volume growth, also contributed to the 841 bps decrease in MSD&A as a percentage of Net sales. In the Wine Operating segment our MSD&A as a percentage of Net sales decreased 11 bps, from 25.7% to 25.6%.

•          EBIT reached CLP 336,455 million, an increase of 230.9%.

•          EBITDA reached CLP 378,995 million. Excluding the Transaction, CCU delivered CLP 170,061 million in EBITDA, which represents 17.6% growth. The Chile Operating segment reported EBITDA growth of 9.8%. Excluding the one-time gain from the Transaction, the International Business Operating segment reported CLP 37,101 million, an increase of 119.4%. The Wine Operating segment reported a 36.9% decrease in EBITDA. Excluding the one-time gain from the Transaction, our consolidated EBITDA margin improved 192 bps, from 18.2% to 20.1%.

•          Non-operating result improved by 92.1%, with a loss of CLP 1,487 million compared to a loss of CLP 18,878 million last year, primarily as a result of the Transaction, since USD-denominated assets from this transaction generated Foreign currency exchange differences, which in the first half of the year reached CLP 8,744 million. Other gains/(losses) presented a gain of CLP 2,009 million this period, compared to a loss of CLP 3,634 million last year, explained by gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

•          Income tax reached CLP 105,423 million, compared to CLP 18,468 million last year, explained by higher consolidated taxable income, primarily due to the Transaction, and the increase of the First Category Income tax rate in Chile from 25.5% to 27.0%. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by the positive impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the CLP against the USD.

•          Net income reached CLP 222,671 million. Excluding the Transaction, net income increased 25.7%.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 13

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS SECOND QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line grew 8.3%, driven by volumes that increased 9.2%, which was partially offset by 0.8% lower prices. The high volume growth was due to favorable weather, positive consumer confidence and marketing initiatives, while we slightly increased market share. The lower average price this quarter was the result of product mix and promotional activities. Gross margin improved by 132 bps, primarily due to cost efficiencies from the ExCCelencia CCU program and the impact of the 6.6% appreciation of the CLP against the USD on our dollar-linked costs. MSD&A expenses as a percentage of Net sales decreased by 54 bps, thanks to efficiencies from the ExCCelencia CCU program and dilution of fixed distribution expenses. As a result, EBITDA grew 16.2%, reaching CLP 43,930 million, and the EBITDA margin expanded by 131 bps, from 18.0% to 19.3%.

This quarter, CCU’s plants in Temuco and Coinco achieved 100% industrial waste valorization. All of CCU’s operations continue to implement the Company’s Waste Management program, which includes our corporate goal of 100% industrial waste valorization across all operations by 2020.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Uruguay and Paraguay, we reported top-line growth of 11.4%, driven by volumes that increased 29.3%3. While all three countries continued to report volume growth, Argentina was, once again, the main driver, with sustained double digit volume growth, including in the months after the Transaction and the incorporation of the new brand porfolio. The average price in CLP declined by 13.8%, explained by the 59.3% depreciation of the ARS against the CLP, given that prices in local currency increased in line with inflation. Our Gross margin decreased by 333 bps, due to the impact of the 48.8% ARS/USD depreciation on our USD-denominated costs, as well as the 18.1% increase in aluminum prices. Our MSD&A expenses as a percentage of Net sales saw a significant 982 bps improvement, primarily due to efficiencies from the ExCCelencia CCU program and fixed expense dilution from increased volumes. Excluding the one-time gain from the Transaction, EBITDA reached CLP 10,880 million, which represented 876.5% growth, and EBITDA margin increased by 1,019 bps, from 1.3% to 11.5%. Although we continue to see positive results from our convenience packaging and diversified brand strategy, we remain cautious regarding the macroeconomic outlook in Argentina.

CCU Argentina and Anheuser-Busch InBev S.A./N.V.(ABI) executed a transaction (the “Transaction”) this quarter which primarily consisted in the transfer of brands and cash in exchange for the early termination of the Budweiser license agreement in Argentina. In the Transaction, CCU Argentina received five brands (Isenbeck, Diosa, Iguana, Norte and Báltica) and the licenses for two brands (Grolsch and Warsteiner). CCU Argentina began to commercialize Isenbeck and Diosa, and ceased to commercialize Budweiser, on May 2, 2018. ABI, through its subsidiaries, continues to produce and commercialize Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina (the “Transition Brands”). The net impact of the Transaction on CCU’s consolidated earnings was a one-time gain of CLP 208,934 million in EBITDA and CLP 153,496 million in Net income in 2Q18. This result is explained by the pre-tax cash payment of USD 306 million, the valuation of USD 44 million of the brands received by CCU Argentina and other operating and non-operating effects related to the Transaction. The Transaction also includes USD 10 million for the production of Budweiser for the first year, and up to USD 28 million per year, for up to three years, depending on the timing and volume of the transition to CCU Argentina of the production and/or commercialization of the Transition Brands (Iguana, Norte and Báltica, as well as of the licensed brands Grolsch and Warsteiner).

CCU’s brewery in Luján, Argentina achieved 100% industrial waste valorization this quarter, in line with CCU’s stated corporate goal of 100% industrial waste valorization across all operations by 2020.

3. WINE OPERATING SEGMENT

The Wine Operating segment reported top-line growth of 1.8%, explained by 1.0% higher volumes and 0.7% higher average prices in CLP. The average price in CLP continued to be pressured by the appreciation of the CLP/USD, which impacted our export revenue. Gross margin decreased by 686 bps, from 39.8% to 33.0%, pressured by the 12.2% higher Cost of sales per hectoliter, following the weak 2016 and 2017 harvests. The crop yield in the 2018 harvest returned to historical average levels. The Operating segment reported CLP 6,757 million in EBITDA, a 27.1% decrease, with an EBITDA margin of 12.6%, a contraction of 499 bps.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 13

PRESS RELEASE

SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD

The inflation rate in Argentina has increased significantly, and using different combinations of price indexes, the cumulative inflation rate over three years has exceeded 100%, with no expectations of significant decreases in the short term in which the rate would fall below 100%. As a result, and considering that the qualitative factors defined in paragraph three of the IAS 29 have been met, Argentina should be considered a hyperinflationary economy as of July 1st, 2018. Therefore, IAS 29 must be applied by all entities whose functional currency is the Argentine peso as of that date. The Company is in the process of conducting an analysis and cannot yet determine the effects of the application of this standard on its financial statements.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 13

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan markets.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean domestic market.

•         Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 13

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 13

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2018)
Second Quarter	2018	2017	Total
	(CLP million)		Change %
Net sales	372,170	345,043	7.9
Cost of sales	(186,466)	(169,530)	10.0
% of Net sales	50.1	49.1
Gross profit	185,704	175,513	5.8
MSD&A	(155,921)	(153,177)	1.8
% of Net sales	41.9	44.4
Other operating income/(expenses)	215,873	459	46,904.0
EBIT	245,656	22,795	977.7
EBIT margin %	66.0	6.6
Net financial expenses	(1,138)	(4,087)	(72.2)
Equity and income of JVs and associated	(4,148)	(3,116)	33.1
Foreign currency exchange differences	9,548	(513)	(1,959.7)
Results as per adjustment units	(435)	(53)	725.1
Other gains/(losses)	2,958	(1,807)	(263.7)
Non-operating result	6,786	(9,576)	(170.9)
Income/(loss) before taxes	252,442	13,219	1,809.6
Income taxes	(83,740)	(1,013)	8,168.5
Net income for the period	168,703	12,207	1,282.0

Net income attributable to:
The equity holders of the parent	165,926	8,455	1,862.4
Non-controlling interest	(2,777)	(3,751)	(26.0)

EBITDA	266,425	44,367	500.5
EBITDA margin %	71.6	12.9

Excluding the one-time gain from the Transaction
EBITDA excluding the one-time gain from the Transaction	57,490	44,367	29.6
EBITDA margin %, excluding the one-time gain from the Transaction	15.4	12.9
Net income (attributable to equity holders of the parent) excluding the one-time gain from the Transaction	12,430	8,455	47.0

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	449.1	22.9	1,862.4
Earnings per ADR (CLP)	898.1	45.8	1,862.4

Depreciation	20,769	21,572	(3.7)
Capital Expenditures	29,650	33,732	(12.1)

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 13

PRESS RELEASE

Exhibit 2: Segment Information (Six months ended on June 30, 2018)
YTD as of June	2018	2017	Total
	(CLP million)		Change %
Net sales	844,333	793,728	6.4
Cost of sales	(394,311)	(371,957)	6.0
% of Net sales	46.7	46.9
Gross profit	450,022	421,771	6.7
MSD&A	(330,057)	(322,066)	2.5
% of Net sales	39.1	40.6
Other operating income/(expenses)	216,490	1,959	10,950.3
EBIT	336,455	101,664	230.9
EBIT margin %	39.8	12.8
Net financial expenses	(4,561)	(8,545)	(46.6)
Equity and income of JVs and associated	(7,140)	(5,348)	33.5
Foreign currency exchange differences	8,744	(1,132)	(872.2)
Results as per adjustment units	(538)	(218)	146.5
Other gains/(losses)	2,009	(3,634)	(155.3)
Non-operating result	(1,487)	(18,878)	(92.1)
Income/(loss) before taxes	334,968	82,786	304.6
Income taxes	(105,423)	(18,468)	470.8
Net income for the period	229,545	64,318	256.9

Net income attributable to:
The equity holders of the parent	222,671	55,054	304.5
Non-controlling interest	(6,874)	(9,264)	(25.8)

EBITDA	378,995	144,599	162.1
EBITDA margin %	44.9	18.2

Excluding the one-time gain from the Transaction
EBITDA excluding the one-time gain from the Transaction	170,061	144,599	17.6
EBITDA margin %, excluding the one-time gain from the Transaction	20.1	18.2
Net income (attributable to equity holders of the parent) excluding the one-time gain from the Transaction	69,175	55,054	25.7

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	602.6	149.0	304.5
Earnings per ADR (CLP)	1,205.2	298.0	304.5

Depreciation	42,540	42,934	(0.9)
Capital Expenditures	58,582	64,687	(9.4)

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 13

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %	2018	2017	YoY %
Volumes	3,834	3,511	9.2	1,605	1,241	29.3	367	364	1.0
Net sales	228,108	210,652	8.3	94,605	84,935	11.4	53,646	52,707	1.8
Net sales (CLP/HL)	59,503	60,000	(0.8)	58,946	68,418	(13.8)	146,033	144,954	0.7
Cost of sales	(107,514)	(102,076)	5.3	(44,161)	(36,822)	19.9	(35,965)	(31,721)	13.4
% of Net sales	47.1	48.5		46.7	43.4		67.0	60.2
Gross profit	120,593	108,576	11.1	50,444	48,113	4.8	17,681	20,986	(15.8)
% of Net sales	52.9	51.5		53.3	56.6		33.0	39.8
MSD&A	(92,008)	(86,111)	6.8	(47,394)	(50,893)	(6.9)	(12,954)	(13,728)	(5.6)
% of Net sales	40.3	40.9		50.1	59.9		24.1	26.0
Other operating income/(expenses)	361	266		215,658	(29)		39	96
EBIT	28,946	22,731	27.3	218,708	(2,809)	(7,886.3)	4,765	7,354	(35.2)
EBIT Margin	12.7	10.8		231.2	(3.3)		8.9	14.0
EBITDA	43,930	37,815	16.2	222,109	1,114	19,835.0	6,757	9,269	(27.1)
EBITDA Margin	19.3	18.0		234.8	1.3		12.6	17.6
EBITDA excluding the one-time gain from the Transaction	43,930	37,815	16.2	10,880	1,114	876.5	6,757	9,269	(27.1)
EBITDA Margin (excl. the one one-time gain from the Transaction)	19.3	18.0		11.5	1.3		12.6	17.6

	4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %
Volumes				5,806	5,116	13.5
Net sales	(4,189)	(3,251)	28.8	372,170	345,043	7.9
Net sales (CLP/HL)				64,103	67,445	(5.0)
Cost of sales	1,175	1,089	7.9	(186,466)	(169,530)	10.0
% of Net sales				50.1	49.1
Gross profit	(3,014)	(2,162)	39.4	185,704	175,513	5.8
% of Net sales				49.9	50.9
MSD&A	(3,565)	(2,445)	45.8	(155,921)	(153,177)	1.8
% of Net sales				41.9	44.4
Other operating income/(expenses)	(185)	126		215,873	459
EBIT	(6,764)	(4,481)	50.9	245,656	22,795	977.7
EBIT Margin				66.0	6.6
EBITDA	(6,372)	(3,830)	66.3	266,425	44,367	500.5
EBITDA Margin				71.6	12.9
EBITDA excluding the one-time gain from the Transaction	(4,077)	(3,830)	6.4	57,490	44,367	29.6
EBITDA Margin (excl. the one one-time gain from the Transaction)				15.4	12.9

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 13

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %	2018	2017	YoY %
Volumes	9,020	8,788	2.6	3,731	2,982	25.1	664	682	(2.6)
Net sales	530,669	502,286	5.7	225,760	198,039	14.0	95,576	98,101	(2.6)
Net sales (CLP/HL)	58,830	57,156	2.9	60,504	66,404	(8.9)	143,980	143,908	0.0
Cost of sales	(236,213)	(232,102)	1.8	(95,871)	(81,311)	17.9	(64,510)	(59,869)	7.8
% of Net sales	44.5	46.2		42.5	41.1		67.5	61.0
Gross profit	294,456	270,184	9.0	129,890	116,729	11.3	31,067	38,232	(18.7)
% of Net sales	55.5	53.8		57.5	58.9		32.5	39.0
MSD&A	(196,434)	(183,481)	7.1	(104,413)	(108,239)	(3.5)	(24,484)	(25,235)	(3.0)
% of Net sales	37.0	36.5		46.2	54.7		25.6	25.7
Other operating income/(expenses)	149	630		215,913	810		322	211
EBIT	98,171	87,333	12.4	241,389	9,300	2,495.7	6,904	13,208	(47.7)
EBIT margin	18.5	17.4		106.9	4.7		7.2	13.5
EBITDA	129,171	117,661	9.8	248,330	16,910	1,368.5	10,728	17,000	(36.9)
EBITDA margin	24.3	23.4		110.0	8.5		11.2	17.3
EBITDA excluding the one-time gain from the Transaction	129,171	117,661	9.8	37,101	16,910	119.4	10,728	17,000	(36.9)
EBITDA Margin (excl. the one one-time gain from the Transaction)	24.3	23.4		16.4	8.5		11.2	17.3

	4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %
Volumes				13,415	12,452	7.7
Net sales	(7,674)	(4,698)	63.4	844,333	793,728	6.4
Net sales (CLP/HL)				62,937	63,743	(1.3)
Cost of sales	2,283	1,324	72.4	(394,311)	(371,957)	6.0
% of Net sales				46.7	46.9
Gross profit	(5,391)	(3,373)	59.8	450,022	421,771	6.7
% of Net sales				53.3	53.1
MSD&A	(4,726)	(5,112)	(7.6)	(330,057)	(322,066)	2.5
% of Net sales				39.1	40.6
Other operating income/(expenses)	107	309		216,490	1,959
EBIT	(10,010)	(8,176)	22.4	336,455	101,664	230.9
EBIT margin				39.8	12.8
EBITDA	(9,234)	(6,972)	32.4	378,995	144,599	162.1
EBITDA margin				44.9	18.2
EBITDA excluding the one-time gain from the Transaction	(6,939)	(6,972)	(0.5)	170,061	144,599	17.6
EBITDA Margin (excl. the one one-time gain from the Transaction)				20.1	18.2

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 13

PRESS RELEASE

Exhibit 5: Balance Sheet

	June 30	December 31	Total Change %
	2018	2017
	(CLP million)
ASSETS
Cash and cash equivalents	314,584	170,045	85.0
Other current assets	499,413	560,235	(10.9)
Total current assets	813,997	730,280	11.5

PP&E (net)	919,355	917,913	0.2
Other non current assets	371,257	328,036	13.2
Total non current assets	1,290,611	1,245,949	3.6
Total assets	2,104,608	1,976,229	6.5

LIABILITIES
Short term financial debt	117,384	53,592	119.0
Other liabilities	444,560	415,158	7.1
Total current liabilities	561,944	468,749	19.9

Long term financial debt	164,316	161,002	2.1
Other liabilities	121,731	119,649	1.7
Total non current liabilities	286,047	280,651	1.9
Total Liabilities	847,991	749,400	13.2

EQUITY
Paid-in capital	562,693	562,693	(0.0)
Other reserves	(226,859)	(178,075)	27.4
Retained earnings	826,372	716,459	15.3
Total equity attributable to equity holders of the parent	1,162,206	1,101,077	5.6
Non - controlling interest	94,411	125,752	(24.9)
Total equity	1,256,617	1,226,829	2.4
Total equity and liabilities	2,104,608	1,976,229	6.5

OTHER FINANCIAL INFORMATION

Total Financial Debt	281,700	214,593	31.3

Net Financial Debt	(32,884)	44,549	(173.8)

Liquidity ratio	1.45	1.56
Total Financial Debt / Capitalization	0.18	0.15
Net Financial Debt / EBITDA	(0.06)	0.14

Office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 8, 2018